UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TSS, Inc.

(formerly Fortress International Group, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87288V101

(CUSIP Number)

Thomas P. Rosato

1250 West River Road

Shadyside, MD 20764

Telephone: (410) 423-7423

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with a copy to:

Gordon Feinblatt LLC

233 East Redwood Street

Baltimore, MD 21202

Attention: William M. Davidow

Telephone: (410) 720-7890

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87288V101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Thomas P. Rosato

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,454,509

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,454,509

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,454,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11): 9.98%

14.	Type of Reporting Person (See Instructions): IN

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This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2007, by Thomas P. Rosato (the “Reporting Person”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D. This Amendment is being filed to report that since the filing of the Schedule 13D, a material change occurred in the percentage of the shares of common stock, par value $0.0001 per share (the “Common Stock ”), of TSS, Inc., a Delaware corporation formerly known as Fortress International Group, Inc. (the “Issuer”), beneficially owned by the Reporting Person as a result of the transactions described herein.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is whose principal executive offices are located at 7226 Lee DeForest Drive, Suite 104, Columbia, MD 21046.

Item 2. Identity and Background

(a)	Thomas P. Rosato (the “Reporting Person”)

(b)	1250 West River Road, Shadyside, MD 20764.

(c)	The Reporting Person is an executive at eSite Systems, a manufacturer's representative based in Philadelphia, Pennsylvania engaged in the business of providing sales and servicing of data center/mission critical equipment.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Schedule 13D in its entirety as set forth below:

On January 16, 2007, the Reporting Person purchased in the market 174,000 shares of Common Stock at an average per share price of $5.71, with personal funds, including funds borrowed on commercial terms by the Reporting Person.

On January 19, 2007, the Issuer acquired (the “Acquisition”) all of the outstanding membership interests of VTC, L.L.C., doing business as “Total Site Solutions” (“TSS”), and Vortech, LLC (“Vortech” and, together with TSS, “TSS/Vortech”) from the Reporting Person, Gerard J. Gallagher and certain other selling members pursuant to a Second Amended and Restated Membership Interest Purchase Agreement dated July 31, 2006, as amended by that certain Amendment to the Second Amended and Restated Membership Interest Purchase Agreement dated January 16, 2007 (the “Purchase Agreement”). The acquisition consideration consisted of (a) $11.0 million in cash, (b) the assumption of $154,599 of debt of TSS/Vortech, (c) 3,205,128 shares of Common Stock, of which 1,461,555 shares were issued to the Reporting Person, and (d) $10.0 million in two convertible, interest-bearing promissory notes (the “Convertible Notes”) of $5.0 million each, of which the Reporting Person received one Convertible Note.

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Pursuant to a pre-arranged stock trading plan adopted by the Reporting Person, the Reporting Person purchased shares of Common Stock as follows: (i) from August 30, 2007 through September 27, 2007, the Reporting Person purchased (A) 273,398 shares of Common Stock at per share prices ranging from $5.74 to $6.72, for aggregate purchase price of $1,628,172, and (B) 294,870 warrants to acquire 294,870 shares of Common Stock at per warrant prices ranging from $0.9921 to $1.571, each with an exercise price of $5.00 per share, for an aggregate warrant purchase price of $355,417. The warrants all expired on July 13, 2009 unexercised.

On August 8, 2008, the Reporting Person acquired 5,750 shares that were shares of restricted stock that were forfeited to the Issuer by third parties and subsequently issued to the Reporting Person pursuant to a Second Amended and Restated Membership Interest Purchase Agreement dated July 31, 2006, filed as Exhibit 99.1 to the Schedule 13D (the “Purchase Agreement”).

On August 26, 2008, the Reporting Person acquired 333,333 shares of Common Stock in connection with the conversion of the Convertible Note at a conversion price of $7.50.

On April 15, 2009, the Reporting Person bought 150,000 shares of Common Stock in a private transaction at per share price of $0.90, for aggregate purchase price of $135,000.

On August 20, 2009, the Reporting Person received a grant of 102,564 restricted shares of Common Stock pursuant to the Issuer’s 2006 Omnibus Shares Plan as payment in lieu of cash compensation. The shares became fully vested on August 20, 2011.

On November 11, 2009, the Reporting Person acquired 15,750 shares that were shares of restricted stock that were forfeited to the Issuer by third parties and subsequently issued to the Reporting Person pursuant to the Purchase Agreement.

On December 30, 2009, the Reporting Person sold 287,009 shares of Common Stock in private transactions to senior employees of the Issuer at a per share price of $0.65, for an aggregate sale price of $186,556.

On December 10, 2012, the Reporting Person sold 427,703 shares of Common Stock at a per share price of $0.42, for an aggregate sale price of $179,635.

From November 1, 2013 to November 14, 2013, the Reporting Person sold 147,129 shares of Common Stock at per share prices ranging from $0.50 to $0.60, for aggregate purchase price of $1,628,172, as indicated in Item 5 below.

On December 31, 2013, the Reporting Person sold 200,000 shares of Common Stock at $.40 per share, for an aggregate purchase price of $80,000, in a private sale transaction pursuant to a Stock Purchase Agreement with MHW Partners, L.P., as indicated in Item 5.

Item 4. Purpose of Transaction

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

The shares of Common Stock acquired as described in Item 3 were acquired by the Reporting Person for investment purposes. The Reporting Person may make additional purchases of shares, either in the open market or in private transactions, depending on his evaluation of the Issuer’s financial condition, results of operations, business and prospects of the Issuer, the securities market in general and the market for the shares in particular, conditions in the economy and the financial institutions industry generally and other investment. Subject to the transfer restrictions described in Item 6, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

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The Reporting Person, except as described herein, has no plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Ownership percentages of Common Stock reported herein are based on the 14,572,002 shares reported by the Company to be outstanding as of September 30, 2013 in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 19, 2013.

The Reporting Person is the beneficial owner of 1,454,509 shares of the Common Stock, which represents 9.98% of the Issuer’s common stock at this time. Other than set forth herein, currently, the Reporting Person has no other interest, either of record or beneficially, in the common stock of the Issuer.

(b)	The Reporting Person has the sole power to vote or to direct a vote and sole power to dispose or direct the disposition of the 1,454,509 shares of the Issuer’s common stock he beneficially owns.

(c)	On December 31, 2013, the Reporting Person sold 200,000 shares of Common Stock at $.40 per share, for an aggregate purchase price of $80,000, in a private sale transaction pursuant to a Stock Purchase Agreement with MHW Partners, L.P. (the “Purchaser”).

In the last 60 days, the Reporting Person sold shares of Common Stock in the open market executed by a broker as indicated below:

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Date of Sale	Number of Shares	Price per Share	Aggregate Sale Price
11/13/2013	1,000	$0.59	$590.00
11/13/2013	5,000	$0.58	$2,900.00
11/14/2013	1,000	$0.56	$560.00
11/14/2013	5,000	$0.55	$2,750.00
11/14/2013	2,000	$0.53	$1,060.00
11/14/2013	85,129	$0.50	$42,564.50
11/11/2013	10,000	$0.58	$5,800.00
11/08/2013	11,000	$0.58	$6,380.00
11/06/2013	20,000	$0.5825	$11,650.00
11/06/2013	6,000	$0.60	$3,600.00
11/01/2013	1,000	$0.58	$580.00

Other than the sales described in this Item 5(c), the Reporting Person has not engaged in any transactions during the past 60 days in any shares of Common Stock.

(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

As described in part (c) of Item 5 of this Schedule 13D/A, the Reporting Person entered into a Stock Purchase Agreement with the Purchaser, pursuant to which he sold to the Purchaser 200,000 shares of Common Stock at a price of $.40 per share, for an aggregate purchase price of $80,000. Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person agreed not to, directly or indirectly, sell, transfer, assign, hypothecate or similarly dispose of, or enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, hypothecation or similar disposition of the remaining shares of Common Stock that he owns for a period of ninety days following the execution of the Stock Purchase Agreement. The foregoing description of the Stock Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 99.9 to this Amendment and incorporated by reference herein.

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Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.9 Stock Purchase Agreement between the Reporting Person and the Purchaser dated December 31, 2013

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2014
Date

/s/ Thomas P. Rosato
Thomas P. Rosato

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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